FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address

Alpine Summit Energy Partners, Inc. (the "Company")

3322 West End Ave., Suite 450

Nashville, Tennessee, USA 37203

Item 2. Date of Material Change

September 7, 2021

Item 3. News Release

The Company disseminated a news release on September 7, 2021 relating to the material change, which was subsequently filed on SEDAR.

Item 4. Summary of Material Change

On September 7, 2021, the Company announced the closing of its previously announced reverse takeover (the "RTO") of Red Pine Petroleum Ltd. ("Red Pine") by HB2 Origination, LLC ("Origination").

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

On September 7, 2021, the Company announced the closing of its previously announced RTO of Red Pine by Origination.

In connection with the RTO transaction, Red Pine changed its name to "Alpine Summit Energy Partners, Inc.", consolidated its outstanding common shares on a 625.5882 for one basis and re-designated such shares as subordinate voting shares (the "Subordinate Voting Shares") and created two new classes of multiple voting shares ("Multiple Voting Shares") and proportionate voting shares ("Proportionate Voting Shares"), and certain of the outstanding membership units of HB2 Origination, LLC were exchanged for shares of the Company. The Company now focuses on the business of HB2 Origination, LLC, which includes development in the hydrocarbon-rich Austin Chalk and Eagle Ford formations in Texas, United States.

As previously announced, the Company closed an upsized private placement of subscription receipts for aggregate gross proceeds of approximately C$7.5 million through a special purpose financing vehicle on August 18, 2021. In connection with the RTO, such subscription receipts were indirectly exchanged for Subordinate Voting Shares and Multiple Voting Shares of the Company.

Commencement of Trading

On August 31, 2021, the Company received the conditional approval from the TSX Venture Exchange ("TSXV") for the listing of the Subordinate Voting Shares that resulted from the closing of the RTO. The Company expects to commence trading on the TSXV in U.S. dollars under the symbol "ALPS.U" shortly after satisfying the remaining conditions.

The Company has 2,123,781 outstanding Subordinate Voting Shares, 314,454.83 Multiple Voting Shares convertible into 31,445,483 additional Subordinate Voting Shares, and 15,947.292 Proportionate Voting Shares convertible into 15,947 additional Subordinate Voting Shares. On a fully converted and exchanged basis (including the non- exchanging holders of units of Origination), there would be a total of 49,753,633 Subordinate Voting Shares outstanding. Pursuant to the policies of the TSXV, an aggregate of 57,965.67 Multiple Voting Shares and 15,947.292 Proportionate Voting Shares are held in escrow pursuant to TSXV escrow agreements, as further described in the Listing Application (as defined below).

New Board and Management

Following the RTO, the leadership team of the Company is as follows:

  Craig Perry - Chief Executive Officer and Chairman of the Board
  Darren Moulds - Chief Financial Officer
  Michael McCoy - Chief Operating Officer
  William Wicker - Chief Investment Officer
  Chrystie Holmstrom - Chief Legal Officer and Corporate Secretary
  Reagan Brown - Chief Administrative Officer
  Agenia Clark - Director
  Porter Collins - Director
  Stephen Schaefer - Director
  Darren Tangen - Director

Additional information related to the Company's business, capitalization and the RTO (including the members of the management team and board of directors listed above) is set forth in the Company's listing application (the "Listing Application") prepared in accordance with the policies of the TSXV, which is available under the Company's profile on SEDAR at www.sedar.com.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Darren Moulds, Chief Financial Officer
dmoulds@ae-cap.com

(403) 390-9260

Item 9. Date of Report

September 8, 2021

Forward-Looking Information and Statements

This material change report contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or the negative or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information and forward-looking statements contained herein  may include, but are not limited to, information concerning the expected listing and trading on the TSXV, the Company's strategic plans and the intentions of those subject to early warning disclosure requirements.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this material change report, the Company has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information and statements are the following: the ability to satisfy the listing requirements of the TSXV; the potential impact of the consummation of the RTO on relationships, including with regulatory bodies, employees, suppliers, contractors and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this material change report are made as of the date of this material change report, and the Company does not undertake to update any forward- looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.